SHAUN BLACK

Shaun Black
When in Doubt, Add Value
Greater Chicago Area

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Diamond Produce

Michigan State University

See contact info

500+ connections

Serial entrepreneur who's failed, reinvented, grown, and endured two decades of business only to learn: when in doubt, add value.

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Experience

CEO
Diamond Produce
Jan 2015 – Present • 3 yrs 5 mos
Chicago

Diamond Produce is the acquisition, support and sales engine that powers nearly $30M in annual revenue under the umbrella of Sunterra Produce Traders Chicago.

Powered by the Latest Cloud Based Web Platform, We Consistently Exceed Industry Expectations through Automation of Core Principles and Methods and an Unwavering Commitment to Customer Service .

-"Service-First" Partnership Practices
-Systematic Core Processes
-Value Based Acquisition Incentives
-Commitment to Consumer Branding Awareness
-Transparent and Gamified Internal Compensation Model

Media (1)

Sunterra Chicago and Diamond Produce

Founder
KOHA







May 2016 – Present • 2 yrs 1 mo
Chicago

KOHA Enables Communal cooperation through an Automated Reciprocal System Benefiting Small Business, Local Organizations and the People they Serve.

MEANING

Koha is a thousand-year old Maori term that means "to receive from giving" or reciprocate. Koha reflects the character of both the giver and recipient and plays an important role in creating quality relations.

MISSION

To Create Meaningful, High-Impact Societal Value through Strengthening and Preserving U.S. Brick & Mortar Small Business Viability. We are Keenly Aware that our Solutions must Produce Sustainable, Long-Term Value for Small Business, Local Organizations and the People they Serve.

BELIEFS

-Rewards Programs can Create Return Customers – Only Relationships Can Create Loyalty.
-Technology Changes. Principles Don't.
-Reciprocal Commerce is the Most Sustainable Win/Win Revenue Model
-When in doubt, add value.

COMMITMENT

While Digital and Mobile Technology Play a Key Role in Unlocking the Future of Small Business Sustainability, the People within the System are our Primary Focus. If we, as a Society, Continue to see Technology as our Sole Solution, we Cannot See People as our Primary Asset

Media (1)

KOHA

SunTerra Produce Traders

Regional Director

SunTerra Produce Traders
2005 – Present • 13 yrs
Greater Chicago Area

Sunterra Produce Traders East is an Import and Domestic Procurement Firm. Supported by Numerous offices Across the US we generate over 50M in annual revenue.

Lemon Tree LLC

Partner

Lemon Tree LLC
Aug 2009 – Present • 8 yrs 10 mos
Downtown Downers Grove

Cadence Kitchen & Co, Good Beats, Great Eats

www.cadencekitchen.co

Education



Michigan State University
1996 – 1999

Advertising and Marketing Major

GPA

Volunteer Experience



Board Member
Education Foundation of Downers Grove District 58
Nov 2013 – Present • 4 yrs 7 mos
Education

Our mission is to fund, create or administer educational projects and initiatives in the following areas:

- Technology Innovation
- Staff Development
- Curriculum Enrichment

Served as Vice President with a focus on developing fundraising programs

Skills & Endorsements

Marketing Strategy · 53
Timothy Tang and 52 connections have given endorsements for this skill

Strategic Planning · 45
Endorsed by **Josef Toth, who is highly skilled at this**

New Business Development · 42
Timothy Tang and 41 connections have given endorsements for this skill

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